U.S. Securities and Exchange Commission
Washington, DC 20549
NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Forest City Realty Trust, Inc.
2.  Name of the person relying on the exemption: Albert B. Ratner
3.  Address of the person relying on exemption: 50 Public Square, Cleveland, Ohio 44113
4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

FOR IMMEDIATE RELEASE

 ALBERT RATNER FLAGS SIGNIFICANT DEFICIENCIES IN MERGER PROXY STATEMENT FOR FOREST CITY’S PROPOSED SALE TO BROOKFIELD

ISS Report Offers “Cautionary Support,” But Notes “Valid Concerns with the Approval Process and Transaction Terms”

Ratner Urges Shareholders to Vote “No” – Against the Transaction

CLEVELAND, November 8, 2018 – Albert Ratner today cited several concerns that echo his own in this week’s Institutional Shareholder Services (ISS) communication and Forest City Realty Trust, Inc.’s (NYSE: FCEA) (“Forest City” or “FCE” or “the company”) strong third quarter and nine-month results as evidence of major deficiencies in the proxy statement regarding the company’s proposed sale to Brookfield Property Partners (NASDAQ: BPY; TSX: BPY.UN) (“Brookfield”).

Mr. Ratner is co-Chairman emeritus and former Chief Executive Officer of Forest City. His personal and family members’1 individual ownership stakes add up to approximately 10% of the company’s outstanding common shares.

Critical Issues and Questions Forest City’s Proxy Statement Fails to Address

Mr. Ratner highlighted several significant defects in the company’s proxy statement, which denies shareholders the information they need to properly evaluate and vote on this transaction:
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Six of the seven Directors who voted in favor of the deal did so approximately two months after having become Directors, which, as ISS noted, “calls into question how they could have gained an adequate understanding of FCE and its assets such that they could determine that the deal was the best available alternative.” Mr. Ratner points out that they should instead have taken a fresh look at the transaction.

1 Mr. Ratner does not presume to speak on behalf of the founding family members of Forest City, or to represent their individual opinions.

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There is no disclosed evidence that the newly reconstituted Board spoke with potential buyers other than Brookfield, or looked into strategic alternatives such as refinancing existing properties or pre-marketing properties and contracting for their sale before the end of the “built-in gains” period, so that the sale of the properties could be completed, and the proceeds of sale distributed to shareholders, immediately upon the conclusion of that built-in gains period.

●	The proxy statement includes a series of NAV estimates made by the company, but fails to provide shareholders with the detailed analyses underlying these estimates.
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The NAV analysis that led to those estimates – upon which ISS also frames its stock price evaluation – does not take into account the property-by-property valuation. In fact, the single property-by-property evaluation by Forest City management arrived at an undiscounted Net Asset Value of $43.78 per share as of December 31, 2020 (proxy p. 59), which excludes an additional $2.25 per share in estimated dividends for the ten quarters prior to that date (proxy p. 80), for a total value that is 84%, or about $5.8 billion, higher than the $24.99 per share effectively being offered by Brookfield – yet another example of shareholders being denied significant returns in favor of a hasty deal. Mr. Ratner also notes that Chief Executive Officer David LaRue changed his vote to be in favor of the deal as it stood, despite this unrecognized increase in valuation.

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The company’s 10-Q as of September 30, 2018 results revealed net earnings attributable to Forest City Realty Trust, Inc. (GAAP) for the first nine months of the year that exceeded $715 million – an increase of nearly seven-fold from the same period in 2017. It also revealed a significantly reduced risk profile compared to the period when transaction terms were being negotiated.

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At the time that the Board agreed to sell the company to Brookfield, was the Board aware that these earnings would exceed $715 million, or $2.26 per share, for the nine months ending on September 30, 2018, with all the benefit going to Brookfield, while depriving shareholders? If so, why did they agree to these terms?

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Moreover, given that the transaction is slated to close in December 2018, in order for shareholders to make a judgment on the appropriateness of the proposed price, they would need to have NAV estimates for all of 2019 – which do not appear in the proxy. Does the Board have these estimates, and if so, why have they not released them to shareholders?

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The company likewise should let shareholders know whether the Board or management are currently aware of any undisclosed events, including any new leases signed or other transactions, that bear on the value of the company and its properties.

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Did the Board take into account that, at minimum, the company completed $1.3 billion in gross asset dispositions between June 30, 2017 and June 30, 2018, yet the sale process for the company took place before proceeds could be redeployed, thereby providing an unrepresentative view of the company’s ability to generate NOI, a key value metric in real estate?

“Forest City shareholders deserve adequate disclosures in the interest of ensuring full and fair value. No matter how you slice it, there is a gaping chasm in valuation between the figures and framework depicted in the proxy and the true value of the company,” Mr. Ratner said.

Mr. Ratner’s Commentary on ISS Report Findings

Mr. Ratner also commented on findings in a report issued this week by ISS to its clients that offered ‘cautionary support’ for shareholders to vote for the transaction, and noted, among other things:
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There are “valid concerns with the approval process and transaction terms, including that the board agreed in principle to the transaction approximately only two months after eight of the 12 directors were seated, with the new directors generally voting in favor of the deal, and that the offer is below future NAV estimates prepared by management.”

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“…two of the board members with the most directly-applicable real estate experience – voted against the transaction.” These directors are: “Adam Metz (a former head of international real estate at The Carlyle Group, who was seated in April 2018) and Z. Jamie Behar (a holdover director who served for ten years as managing director of Real Estate & Alternative Investments at GM Investment Management Corp).”

According to Mr. Ratner, “While I am encouraged by ISS’s validation of the concerns that five dissenting Forest City directors and I have about the price and process by which Forest City’s short-time, activist-led directors approved by a vote of 7-5 (hastily changed from an initial 6-6 split) a sale to Brookfield, ISS’s recommendation, which appears to be premised at least in part on its view that we are in a rising interest rate environment, doesn’t account for the beneficial impact of inflation on the value of the company’s real estate.

“As experienced real estate developers and investors know, when interest rates rise, there are fewer new builds and, consequently, fewer new properties become available. As a result, existing properties – such as those owned by the company – are able to command higher rents, which increases, rather than decreases, the value of those properties.

“To be crystal clear, the question is not whether Forest City should be monetized, but whether Forest City shareholders should relinquish to Brookfield close to half of the intrinsic value of their shares for the sake of whatever incremental certainty Brookfield’s expedient offer may provide. And the answer for me is clear: no.

“I urge my fellow shareholders to join me in voting to reject Brookfield’s grossly inadequate offer, which understates the value of the company by at least $5.8 billion on an undiscounted basis, and promptly pursue an alternative path to deliver the value the company is worth,” Mr. Ratner said.

Finally, Mr. Ratner reiterates his five key arguments against the transaction: Wrong Price; Wrong Timing; Flawed Process; Forest City’s existing, high quality/low debt structure; and, Superior Value Opportunities available to Forest City shareholders if they reject the transaction – many of which, ISS seems to corroborate – and which the company’s 10-Q as of September 30, 2018 certainly corroborates.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Mr. Albert Ratner. Mr. Ratner is NOT asking for shareholder proxies. He will not accept proxy cards, and any proxy cards received will be returned.

Investor Contacts:
Saratoga Proxy Consulting
Joe Mills or John Ferguson
(212) 257-1311 or toll-free (888) 368-0379
info@saratogaproxy.com

Media Contacts:
Kekst CNC
Jim Fingeroth or Lindsay Gross
(212) 521-4800
lindsay.gross@kekstcnc.com

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